FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol PRTR					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director ___10% Owner X_Officer (give title below) ___Other (specify below) _President & CEO_______________________
(Last) (First) (Middle) Zawadzki, John A.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 10/2002
(Street) 233 Genesee Street			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip) Utica, NY 13501	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/10/02	A		63,976	A	$13.25	73,976	D
							20,000	I	By IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive stock options (right to buy)	$13.25	10/10/02	A		37,735		(1)	10/10/12	Common Stock	37,735	13.25	37,735	D
Non-qualified stock option (right to buy)	$13.25	10/10/02	A		87,265		(1)	10/10/12	Common Stock	87,265	13.25	87,265	D

Explanation of Responses: (1) Vest in five equal installments on 10/10/03, 10/10/04, 10/10/05, 10/10/06 and 10/10/07.
	__/s/ Steven A. Covert____________ **Signature of Reporting Person	_______________________ Date
By Steven A. Covert, CFO, for John A. Zawadzki, pursuant to Power of Attorney
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure